

June 13, 2011

Via E-mail
James J. Malerba
Corporate Controller and Chief Accounting Officer
State Street Corporation
One Lincoln Street
Boston, MA 02111

      Re: **State Street Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 28, 2011
              Form 10-Q for Quarter Ended March 31, 2011
              Filed May 8, 2011
              File No. 001-07511

Dear Mr. Malerba:

We have reviewed your response dated May 27, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 7

We may incur losses, which could be material to our financial performance…, page 16

1.   Refer to your response to prior comment two. You state that you do not believe that you have a reasonably possible loss contingency as defined by ASC Topic 450; however, you disclose on page 17 that it is possible that your obligations, net of recoveries, to Lehman entities may be substantial, with the result that your net payment obligations could potentially be as much as several hundred million dollars. Your response and disclosure

appear to be inconsistent as we do not believe it is appropriate to differentiate between the terms reasonably possible loss and possible obligation. Please revise your disclosure in future filings to either eliminate this inconsistency, or disclose this matter within the Notes to your Consolidated Financial Statements, along with the range of reasonably possible loss, or disclosing that the reasonably possible loss is not material to your consolidated financial statements.

Definitive Proxy Statement on Schedule 14A

Incentive Compensation, page 39

2.   We note your proposed disclosure provided in response to comment 14. Please confirm that the disclosure provided in future proxy statements will identify the factors used to adjust return on equity for purposes of determining incentive compensation as opposed to stating that it was "adjusted for objectively determinable factors within the meaning of our shareholder approved Senior Executive Annual Incentive Plan."

Grants of Plan-Based Awards, page 52

3.   Please tell us how you determined the Estimated Possible Payouts Under Non-Equity Incentive Plan Awards. It appears that these amounts should include the cash awards and deferred cash awards. Are there conditions in question relating to the deferred cash awards? Please clarify.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Management's Discussion and Analysis, page 2

Trading Activities, page 34

4.   You disclose that you use a variety of risk management tools and methodologies, including value-at-risk, VaR, to measure, monitor and manage market risk. You also disclose on page 35 that your methodology uses a simulation approach based on historically observed changes in foreign exchange rates, U.S. and non-U.S. interest rates and implied volatilities, and incorporates the resulting diversification benefits provided from the mix of your trading positions. Please tell us and revise your disclosure in future filings to discuss whether you perform any stress testing on your VaR model, and if so, describe the stress scenarios. Also, please disclose the number of factors you utilize when calculating VaR.

5.   You disclose VaR and regulatory VaR. Please tell us and revise your disclosure in future filings to explain why these methodologies differ, including why the diversification benefit is not recognized in the regulatory VaR. Also, address whether you utilize the VaR measurements disclosed on page 35 or another methodology to manage risk on a regular basis.

6. You disclose that VaR is estimated for a 99% one-tail confidence interval and an assumed one-day holding period using a historical observation period of two years, and a 99% one-tail confidence interval implies that daily trading losses should not exceed the estimated VaR more than 1% of the time, or less than three business days out of a year. You also disclose that for the quarters ended March 31, 2011 and 2010, you did not experience any actual trading losses in excess of your end-of-day VaR estimate. Additionally, we note that per review of your prior Forms 10-K you have not experienced any actual trading losses in excess of your end-of-day VaR estimate during any day in the 10-year period ended December 31, 2010. In light of this disclosure, please address the following related to your one-day VaR:

    - Given that your trading losses have not exceeded your end-of-day VaR in over ten years, please tell us how you determined your VaR model is statistically appropriate in light of so few exceptions over such a long time horizon, including during the recent credit crisis. Please tell us about any work you performed to validate the appropriateness of your model in light of the fact that it is not performing as statistically predicted; and

    - Address any changes you made, or plan to make, to your VaR methodology or assumptions during the last three years, particularly highlighting any changes made because no trading losses were in excess of your one-day in over ten years.

7. We note your disclosure on page 35 that your VaR model uses a historical simulation approach based on historical data and that your methodology gives equal weight to all market-rate observations regardless of how recently the market rates were observed. Please tell us the historical time period that your methodology utilizes. Additionally, please tell us whether you considered using a Monte Carlo simulation, which randomly generates new market factors based on a chosen distribution, instead of the historical simulation model that uses historical moves for each market factor replayed exactly how they occurred.

    You may contact Staci Shannon at (202) 551-3374 or Stephanie Hunsaker, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3565 with any other questions.

    Sincerely,

    /s/ Suzanne Hayes

    Suzanne Hayes
    Assistant Director